Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-274368
June 10, 2024

Dutch Bros Inc. Announces Launch of
Secondary Public Offering of Class A Common Stock
GRANTS PASS, Ore. - June 10, 2024 - Dutch Bros Inc. (NYSE: BROS; “Dutch Bros” or the “Company”) today announced commencement of a registered underwritten public offering of its Class A common stock, par value $0.00001 per share (the “Common Stock”), by certain selling stockholders associated with TSG Consumer Partners, L.P. (the “Selling Stockholders”). The Selling Stockholders intend to offer 8,762,700 shares of Common Stock pursuant to a registration statement on Form S-3 filed with the Securities and Exchange Commission (the “SEC”).
Substantially concurrently with the consummation of this offering, the Selling Stockholders expect to distribute in kind securities convertible into 723,813 shares of Common Stock to certain of their indirect members who have elected to maintain their existing interests and to not participate in this offering. The shares distributed in kind will be subject to the lock-up restrictions described in the section titled “Underwriting” in the prospectus supplement. The offering is not conditioned upon the completion of distribution in kind.
Dutch Bros is not offering any shares of Common Stock in this offering and will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders but will bear the costs associated with the sale of such shares, other than any underwriting discounts and commissions.
Upon completion of this offering, Sean Sullivan, the remaining director nominated by the selling stockholders, is expected to resign from the Dutch Bros board of directors, and pursuant to the stockholders agreement that Dutch Bros previously entered with the certain affiliates of our co-founder and the selling stockholders and Dutch Bros’ amended and restated certificate of incorporation, the selling stockholders will no longer have the right to designate a director to the Dutch Bros board of directors and the stockholders agreement will be terminated.
Additionally, upon completion of this offering, the aggregate number of outstanding shares of Dutch Bros’ Class C common stock and Class D common stock will collectively represent less than 5% of the aggregate number of the outstanding shares of all classes common stock of Dutch Bros and therefore, pursuant to the Dutch Bros’ amended and restated certificate of incorporation, the number of votes per share of the remaining outstanding shares of Dutch Bros’ Class C common stock will be reduced to one vote per share on a future date to be fixed by the Dutch Bros board of directors and the remaining outstanding shares of Dutch Bros’ Class D common stock immediately prior to the closing of this offering will convert into an equal number of shares of Common Stock upon the closing of this offering.
BofA Securities and Jefferies are acting as joint book-running managers for the proposed offering. The underwriters may offer the shares of Common Stock from time to time for sale in one or more transactions on the New York Stock Exchange, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices, subject to the underwriters’ right to reject any order in whole or in part.

A shelf registration statement on Form S-3 relating to Dutch Bros’ securities, including the Common Stock, has been filed with the SEC and became effective upon such filing. The proposed offering will be made only by means of a free writing prospectus, a prospectus supplement and an accompanying prospectus. Before you invest, you should read the prospectus supplement, the accompanying prospectus, the documents incorporated by reference therein and any other documents that Dutch Bros may file with the SEC for more complete information about Dutch Bros and the proposed offering. A copy of the prospectus supplement and the accompanying prospectus relating to the offering may be obtained, when available, by visiting the SEC’s website at www.sec.gov. Alternatively, copies of the prospectus supplement relating to the offering may be obtained, when available, by requesting it from: BofA Securities, NC1-022-02-25, 201 North Tryon Street, Charlotte, NC 28255-0001, Attention: Prospectus Department, or by email at dg.prospectus_requests@bofa.com; or Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, New York 10022, by telephone at 877-821-7388, or by email at prospectus_department@jefferies.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any offer or sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.
About Dutch Bros Inc.
Dutch Bros Inc. (NYSE: BROS) is a high growth operator and franchisor of drive-thru shops that focus on serving high QUALITY, hand-crafted beverages with unparalleled SPEED and superior SERVICE. Founded in 1992 by brothers Dane and Travis Boersma, Dutch Bros began with a double-head espresso machine and a pushcart in Grants Pass, Oregon. While espresso-based beverages are still at the core of what we do, Dutch Bros now offers a wide variety of unique, customizable cold and hot beverages that delight a broad array of customers. We believe Dutch Bros is more than just the products we serve—we are dedicated to making a massive difference in the lives of our employees, customers and communities.
Forward-Looking Statements
In addition to historical information, this release contains a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, the intended size and terms of the proposed offering of shares of Common Stock by the Selling Stockholders. These statements are based on Dutch Bros’ current expectations and beliefs, as well as a number of assumptions concerning future events. When used in this press release, the words “intends,” “estimates,” “projected,” “expects,” “should,” “guidance,” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, including many of which are outside Dutch Bros’ control that could cause actual results to differ materially from the results discussed in the forward-looking statements, including those related to market conditions, the size of the proposed secondary offering, termination of the proposed secondary offering before closing, the satisfaction of customary closing conditions related to the proposed secondary offering and those described under the heading “Risk Factors” in the registration statement on Form S-3 related to the shares of Common Stock filed with the SEC on September 6, 2023, in our Quarterly Report on Form 10-Q for the three months ended March 31, 2024 filed with the SEC on May 8, 2024 and in our future reports to be filed with the SEC. Forward-looking statements contained in this press release are made as of this date, and Dutch Bros undertakes no duty to update such information except as required under applicable law.

For Investor Relations inquiries:
Raphael Gross
ICR
(203) 682-8253
investors@dutchbros.com

For Media Relations inquiries:
Jessica Liddell
ICR
(203) 682-8208
jessica.liddell@icrinc.com